FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  11 April 2007


                               File no. 0-17630


                           Director/PDMR Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).


both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Myles P. Lee



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Myles P. Lee



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Myles P. Lee



8 State the nature of the transaction



(i) Grant of options under CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

 - see details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



(i) and (ii)  10th April 2007



18. Period during which or date on which it can be exercised



(i) 10th April 2010 to 9th April 2017

(ii) Between March 2010 and April 2011



19. Total amount paid (if any) for grant of the option



(i) EUR1.00

(ii) Nil



20. Description of shares or debentures involved (class and number)



(i) 30,000 Ordinary shares of EUR0.32 each

(ii) Maximum of 18,000 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



(i) EUR32.70

(ii) Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



403,682 Ordinary shares under Share Option Schemes

Maximum of 38,000 Ordinary shares that may vest under the 2006 Performance Share Plan

1,211 Ordinary shares under Savings-related Share Option Scheme



23. Any additional information



.....................................





24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification: 11th April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).


both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Thomas W. Hill



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Thomas W. Hill



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Thomas W. Hill



8 State the nature of the transaction



(i) Grant of options under CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

 - see details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes





17 Date of grant



(i) and (ii)  10th April 2007



18. Period during which or date on which it can be exercised



(i) 10th April 2010 to 9th April 2017

(ii) Between March 2010 and March 2011



19. Total amount paid (if any) for grant of the option



(i) EUR1.00

(ii) Nil



20. Description of shares or debentures involved (class and number)



(i) 70,000 Ordinary shares of EUR0.32 each

(ii) Maximum of 25,000 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



(i) EUR33.12

(ii) Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



517,335 Ordinary shares under Share Option Schemes

Maximum of 55,000 Ordinary shares that may vest under the 2006 Performance Share Plan





23. Any additional information



.....................................





24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification: 11th April 2007


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/secretary



Angela Malone



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/secretary named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Angela Malone



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Angela Malone



8 State the nature of the transaction



(i) Grant of options under CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

 - see details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



(i) and (ii)  10th April 2007



18. Period during which or date on which it can be exercised



(i) 10th April 2010 to 9th April 2017

(ii) Between March 2010 and April 2011



19. Total amount paid (if any) for grant of the option



(i) EUR1.00

(ii) Nil



20. Description of shares or debentures involved (class and number)



(i) 20,000 Ordinary shares of EUR0.32 each

(ii) Maximum of 2,500 Ordinary shares of EUR0.32 each

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



(i) EUR32.70

(ii) Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



151,253 Ordinary shares under Share Option Schemes

Maximum of 4,750 Ordinary shares that may vest under the 2006 Performance Share Plan

1,956 Ordinary shares under Savings-related Share Option Scheme



23. Any additional information



.....................................





24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification: 11th April 2007


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



 (i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Mairtin Clarke



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Mairtin Clarke



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Mairtin Clarke



8 State the nature of the transaction



(i) Grant of options under CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

 - see details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



(i) and (ii) 10th April 2007



18. Period during which or date on which it can be exercised



(i) 10th April 2010 to 9th April 2017

(ii) Between March 2010 and April 2011



19. Total amount paid (if any) for grant of the option



(i) EUR1.00

(ii) Nil



20. Description of shares or debentures involved (class and number)



(i) 30,000 Ordinary shares of EUR0.32 each

(ii) Maximum of 16,000 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



(i) EUR32.70

(ii) Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



338,180 Ordinary shares under Share Option Schemes

Maximum of 28,000 Ordinary shares that may vest under the 2006 Performance Share Plan





23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification: 11th April 2007


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



 (i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Jack Golden



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Jack Golden



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Jack Golden



8 State the nature of the transaction



(i) Grant of options under CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

 - see details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



(i) & (ii) 10th April 2007



18. Period during which or date on which it can be exercised



(i) 10th April 2010 to 9th April 2017

(ii) Between March 2010 and April 2011



19. Total amount paid (if any) for grant of the option



(i) EUR1.00

(ii) Nil



20. Description of shares or debentures involved (class and number)



(i) 10,000 Ordinary shares of EUR0.32 each

(ii) Maximum of 5,000 Ordinary shares of EUR0.32 each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



(i) EUR32.70

(ii) Not applicable - this notification refers to a share award



22. Total number of shares or debentures over which options held following notification



121,489 Ordinary shares under Share Option Schemes

Maximum of 10,000 Ordinary shares that may vest under the 2006 Performance Share Plan 874 Ordinary shares under Savings-related Share Option Scheme



23. Any additional information



.....................................





24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification: 11th April 2007


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



 (i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Albert Manifold



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Albert Manifold



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Albert Manifold



8 State the nature of the transaction



(i) Grant of options under CRH 2000 Share Option Scheme

(ii) Award under the CRH 2006 Performance Share Plan

(iii) Grant of options under CRH 2000 Savings-related Share Option Scheme

- see details below



9. Number of shares, debentures or financial instruments relating to shares acquired



-



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



-



14. Date and place of transaction



-



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



-



16. Date issuer informed of transaction



-



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



(i) and (ii) 10th April 2007

(iii) 11th April 2007



18. Period during which or date on which it can be exercised



(i) 10th April 2010 to 9th April 2017

(ii) Between March 2010 and April 2011

(iii) 1st June 2012 to 30th November 2012





19. Total amount paid (if any) for grant of the option



(i) EUR1.00

(ii) and (iii)  Nil



20. Description of shares or debentures involved (class and number)



(i) 30,000 Ordinary shares of EUR0.32 each

(ii) Maximum of 15,000 Ordinary shares of EUR0.32 each

(iii)  753 Ordinary shares of EUR0.32 each

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



(i) EUR32.70

(ii) Not applicable - this notification refers to a share award

(iii) EUR26.89



22. Total number of shares or debentures over which options held following notification



160,227 Ordinary shares under Share Option Schemes

Maximum of 24,000 Ordinary shares that may vest under the 2006 Performance Share Plan

753 Ordinary shares under Savings-related Share Option Scheme



23. Any additional information



.....................................





24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification: 11th April 2007


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  11 April 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director